Exhibit 99.1

Market Announcement October 25, 2023

Advanced Health Intelligence grants 90-day extension to Changlin Network Technology Ltd Exclusive License

Highlights

•	AHI grants Changlin a 90-day extension to conclude exclusive license requirements.

•	AHI executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd on August 2, 2023, subject to certain conditions being met.

•	Changlin is backed by founders with 50 years of global health insurance sector experience.

•	The license agreement includes an upfront payment of USD$10 million to AHI.

•	In future years, AHI will receive an annual license fee of USD$5m.

•	AHI will receive 25% revenue share of gross sales received by Changlin.

Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (“AHI” or the “Company”) wish to inform shareholders that the Company has granted a 90-day extension of the previously executed binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (“Changlin”).

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The Peoples Republic of China (“China”). Today, we wish inform shareholders of the significant progress Changlin has made. AHI has been closely involved in the financial and commercial aspects of the progress Changlin is making.

Changlin has shared with AHI the current advanced discussions for the completion of the Changlin funding program. These discussions underline the substantial progress Changlin are making towards the capital required under the agreement. In addition, Changlin has advanced commercial partnerships with some of the most prominent insurers and healthcare organisations in China. While we cannot disclose the specific names of these entities, the significance of these collaborations cannot be understated. The depth and potential of these partnerships have greatly strengthened AHI's confidence in Changlin’s endeavours. With this shared detail, AHI has granted the extension period that was requested.

On August 4, 2023, AHI informed shareholders that the Company had executed a binding exclusive, perpetual license with Shanghai-based Changlin.

Changlin and AHI have worked together to conclude the terms and commercial aspects of the exclusive license for China. On the 4th of August, we were pleased to inform shareholders of the conclusion and signing of the license between the groups, subject only to the payment of the USD$10 million license fee by Changlin.

The collaboration between AHI and Changlin signifies a transformative leap into the future of healthcare in China - a future that seamlessly blends cutting-edge technology with unparalleled accessibility. As frontrunners in this healthcare revolution, we are committed to proving that impactful innovation can also be cost-effective.

Our strategy to embed health screening functionalities into everyday devices unlocks a powerful, proprietary solution that is exceptionally scalable for preventative healthcare, especially within populous regions like China. This convergence of accessibility, convenience, and state-of-the-art technology ensures Changlin's approach stands apart, effectively pioneering the trajectory of future healthcare developments.

The commercial validity of this technology and strategy was robustly corroborated when we initiated the technology within the Tinjoy "Health Cube" application during the COVID-19 pandemic's onset.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

Market Announcement October 25, 2023

In the early stages of marketing, we witnessed over 350,000 preregistrations for access upon commercial launch. We now plan to swiftly re-engage these parties to optimise our first commercial launch in early 2024.

Chronic diseases have become a prominent public health concern in China, with increasing prevalence due to changing lifestyles and an aging population. Conditions such as diabetes, hypertension, and cardiovascular diseases significantly burden the healthcare system, primarily due to late-stage identification leading to episodic, event-driven care that can be both costly and less effective.

Changlin recognises that the need for early identification and intervention of these chronic conditions is crucial. It not only aids in mitigating the progression of the disease but also drastically reduces the health and economic burden. Changlin believes the adoption of the AHI technology will drive proactive health management strategies, using the predictive analytics capabilities of the AHI biometric health assessment and personalising care on an individualised basis. This innovation will help China shift from an event-driven healthcare paradigm to a preventive one. This shift will enable patients to receive timely care, resulting in better health outcomes and more efficient utilisation of healthcare resources.

Integrating AHI’s cutting-edge health screening capabilities within mobile phone technology brings accessibility, convenience, and population screening more adaptable than ever. This convenience is especially crucial when considering the sheer scale of China’s population. With 1.4 billion people, the ability to access health screening via something as ubiquitous as a mobile phone is not just beneficial but transformative. It allows the technology to be easily scaled, extending its reach to the country’s remotest corners. This universal accessibility positions AHI’s technology as a powerful tool in managing and preventing chronic disease, especially amongst the most vulnerable demographics.

AHI expects the initial commercial benefit to be the USD$10m license fee payment within 90 days of this extension. Further commercial benefit will only be realised once commercialisation commences, and AHI receives the outlined revenue share. Additional commercial benefits will be the annual USD$5m license fee. Importantly, the above financial impact on AHI can only be realised once the initial license fee is paid.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“AHI is pleased to a grant Changlin an extension, recognizing the significant financial and commercial progress they have achieved. China, with its vast market potential, has always been a pivotal point of interest. However, its intricate landscape poses challenges for foreign entities attempting to make inroads.

Changlin, being a locally owned and run company, stands as an ideal partner for AHI. Partnering with them through this exclusive license not only alleviates numerous deployment barriers but also addresses potential apprehensions a foreign company might have when managing personal data within Chinese communities.

China, with its burgeoning population of over 1.4 billion, confronts notable challenges in healthcare delivery and population health management. The velocity of the country’s economic growth and urbanisation, in tandem with an aging demographic, has exponentially elevated the incidence of chronic diseases. Heart disease, stroke, cancer, diabetes, and chronic respiratory conditions cast a significant shadow over the nation’s health landscape.

This is where AHI's cutting-edge technology comes into play. We are strategically positioned to identify risks inherent in these chronic diseases, which overwhelmingly impact the health indices of China. Our collaboration with Changlin underscores our shared vision and commitment to leveraging technology to address these pressing health concerns, thereby adding immeasurable value to both our organisations and the communities we serve.”

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

Market Announcement October 25, 2023

About Changlin Network Technology Co LTD

Established in 2018, Changlin Network Technology Ltd was founded to deliver cost-effective, convenient healthcare and screening services to the Chinese population. The organisation was founded by industry experts Russell Bateman and Cecilia Qiao, bringing decades of global experience in the insurance and healthcare sectors, including regions such as China, UAE, Saudi Arabia, Australia, Hong Kong, and Europe.

With a deep understanding of international healthcare systems and the insurance industry, Bateman and Qiao have worked closely with governments and some of the world's largest insurers and reinsurers, bringing together knowledge across industry requirements, governments' needs, and the ability to identify and execute required objective to create Changlin, a company specifically designed to address China's healthcare needs.

Leveraging the knowledge, they gathered when working with the government-owned China Pacific Insurance Company (CPIC) with over 171m policyholders, Qiao and Bateman were at the epicentre of the Chinese Government's 2030 Health Initiative. With this understanding, Changlin has developed a unique solution architecture by identifying and acquiring license agreements for ground-breaking technologies, aiming to bring digital health screening to China's vast population of 1.4 billion people.

Changlin's primary focus is on providing solutions that can transform and enhance healthcare in China, addressing the need for mass screening whilst reducing the existing cost concerns in the heavily burdened Chinese healthcare system. Changlin’s emphasis is addressing chronic diseases, recognising the necessity for early detection, prompt treatment, and long-term sustainable care.

By working closely with insurers, reinsurers, healthcare organisations, and the Chinese government, Changlin is committed to delivering solutions that will create a lasting positive economic impact across China, spearheading the transformation of the ongoing evolution of digital healthcare.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

The Board of Advanced Health Intelligence Ltd has approved this announcement.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

Market Announcement October 25, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world's first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions that symbolize the future of digitized healthcare.

Our key offerings include:

•	Body dimension and composition assessments enabling the identification of obesity-related comorbidities such as diabetes.

•	Blood biomarker prediction, inclusive of HbA1C, HDL, LDL, and 10-year mortality risk.

•	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

•	On-device dermatological skin identification, capable of recognizing 588 skin conditions across 133 categories, including Melanoma.

•	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI's vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information, please visit:  www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4